Exhibit 99.1

Huize Holding Limited Announces Partial Exercise of Over-Allotment Option in Initial Public Offering

SHENZHEN, China, March 10, 2020 – Huize Holding Limited (“Huize” or the “Company”, NASDAQ: HUIZ), a leading independent online insurance product and service platform in China, today announced that the underwriters of the Company’s initial public offering (the “IPO”) have exercised in part their over-allotment option to purchase an additional 72,453 American Depositary Shares (“ADSs”) of the Company at the IPO price of US$10.50 per ADS. Each one (1) ADS represents twenty (20) Class A Common Shares of the Company.

After giving effect to the exercise of the over-allotment option, Huize has issued and sold a total of 5,322,453 ADSs in the IPO, for total gross proceeds of approximately US$55.9 million.

Citigroup Global Markets Inc., China International Capital Corporation Hong Kong Securities Limited, Tiger Brokers (NZ) Limited and Valuable Capital Limited are acting as underwriters for the offering.

A registration statement related to the Company’s IPO has been filed with the U.S. Securities and Exchange Commission (the “SEC”), and was declared effective on February 11, 2020. The offering is made only by means of a prospectus forming a part of the effective registration statement. the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc.at +1-800-831-9146, or China International Capital Corporation Hong Kong Securities Limited at +852-2872-2000.

This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Huize Holding Limited

Huize Holding Limited is a leading independent online insurance product and service platform in China. Targeting the younger generation, Huize is dedicated to serving its insurance clients for their life-long insurance needs. Leveraging its online platform, Huize offers a wide variety of insurance products with a focus on long-term life and health insurance products, which are particularly suitable for its clients. Huize provides insurance clients with high-quality client services, including suitable product recommendations, consulting service, intelligent underwriting and assistance in claim application and settlement, which significantly improve transaction experience. Huize cooperates with the insurance companies that underwrite insurance products offered on its platform, and helps the insurance companies increase insurance sales, improve efficiency and unlock their profit potential. According to the Oliver Wyman Report, Huize was the largest independent online long-term life and health insurance product and service platform in China as measured by GWP facilitated in 2018.

Investor Relations Contact

Huize Holding Limited

Ms. Tracey Chow, CFO

E-mail: investor@huize.com